Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

1. Date, Time and Place: February 7, 2022, at 10:00 a.m., in meeting held exclusively in digital form (videoconference), under item 6.4 of the Board of Directors’ (“Board”) Internal Regulations of Suzano S.A. (“Company”).

2. Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

3. Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mr. Stefan Tasoko acted as secretary.

4. Agenda: (4.1.) the approval of the contracting by Suzano Pulp and Paper Europe S.A (“Suzano Europe”) and/or by Suzano International Trade GmbH (“SFIT”), subsidiaries of the Company (or by any other subsidiary of the Company, at the discretion of the Executive Board), of a revolving credit facility in the international market from certain financial institutions, in the amount of one billion, one hundred and seventy-five million U.S. dollars (US$ 1.175.000.000,00), with an initial term of five (5) years, with the possibility of requesting the extension of such term on two (2) occasions, for an additional period of one (1) year upon each request (“RCF”), as well as the execution of all related documents required to formalize the RCF, including, but not limited to, the Export Prepayment Revolving Credit Facility Agreement; (4.2) the granting, by the Company of a guarantee of full and timely payment of all obligations assumed by Suzano Europe and by SFIT in connection with de RCF; (4.3) the granting, by the Company’s international subsidiaries and by the Company, of the fiduciary assignment of the receivables from the purchase and sale agreements of export products entered into in connection with the RCF; (4.4) the authorization and delegation of powers to the Executive Board of the Company to perform all of the connected, correlated and/or complementary acts that come to be required and/or convenient for executing the decisions described in the previous items, if duly approved; and (4.5) the ratification of all acts performed by the Company’s management related to the above matters.

5. Minutes in summary form: the Directors, unanimously, approved the drawing of these minutes in summary form.

6. Resolutions: the Directors, unanimously and without restrictions:

6.1 Approved the contracting by Suzano Europe and by SFIT, of the RCF form certain financial institutions, with the following main conditions: (i) total gross amount of up to one billion, one hundred and seventy-five million U.S. dollars (US$ 1.175.000.000); and (ii) term of five (5) years, with the possibility of extending the term to seven (7) years;

6.2 Approved the granting by the Company of a guarantee of the full and timely payment of all obligations assumed by Suzano Europe and by SFIT in connection with the RCF.

6.3 Approved the granting, by the Company's international subsidiaries and by the Company, of the fiduciary assignment of the receivables from the purchase and sale agreements of the export of products entered into connection with the RCF, to guarantee the obligations assumed by SFIT and by Suzano Europe in the RCF.

6.4 In accordance with the laws of the Company, authorized the Board of Executive Officers of the Company to practice any and all acts required or convenient for executing the above resolutions, including, but no limited to (i) discussing, negotiating and defining the terms and conditions of said agreement not established in this resolution; and (ii) entering into the agreement for the RCF with financial institutions, as well as any other correlated agreements and/or instruments and any amendments related to RCF.

6.5 Ratified all the acts that have been performed by the Company’s management related to the above matters.

7. Closure: The being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted and approved by all Board of Directors members present. Signatures. Presiding: David Feffer – Chairman; Stefan Tasoko – Secretary. Board of Directors members: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, February 7, 2022

___________________________

Stefan Tasoko

Secretary